

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Yanming Liu
Chief Executive Officer
Venus Acquisition Corp
477 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: Venus Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 3, 2022**
> **File No. 001-40024**

Dear Mr. Liu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Technology

cc: Bill Huo, Esq.